[MEDIVATION, INC. LETTERHEAD]

July 22, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
James Peklenk
John Krug

Re:	Medivation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Schedule 14A
Filed April 30, 2010
File No. 001-32836

Ladies and Gentlemen:

On behalf of Medivation, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated July 16, 2010 (the “Comment Letter”) regarding (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on March 15, 2010 (the “Form 10-K”) and (ii) the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 30, 2010 (the “Proxy Statement”). The text of the Staff’s comments has been included in this response letter in italics for your convenience, and the numbering of the paragraphs below correspond to the numbering of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

The Astellas Collaboration Agreement, page 14

1.	Please file the UCLA License agreement dated August 12, 2005 and the UCLA Bailment agreement dated October 27, 2005 as exhibits or provide an analysis as to why the agreements do not need to be filed.

Securities and Exchange Commission

July 22, 2010

Page Two

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, although the Company believes that it has disclosed all material information in its prior filings, in response to the Staff’s request, the Company will file the Exclusive License Agreement dated August 12, 2005 with UCLA, together with all amendments thereto (the “UCLA License Agreement”), with the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2010 (“Quarterly Report”). In this regard, the Company respectfully advises the Staff that it intends to apply for confidential treatment for certain portions of the UCLA License Agreement pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”) and 17 C.F.R. § 200.80(b)(4), and will submit an appropriate request to the Staff concurrently with the filing of the Quarterly Report. The Company also advises the Staff that it will include the UCLA License Agreement as an exhibit to the Company’s future annual reports on Form 10-K (including via incorporation by reference in accordance with Rule 12b-32 of the Exchange Act and Item 10(d) of Regulation S-K) to the extent the UCLA License Agreement continues to constitute a material contract of the Company within the meaning of Regulation S-K Item 601(b)(10).

With respect to the Nonexclusive Bailment and License Agreement dated October 27, 2005 with UCLA (the “Bailment Agreement”), the Company respectfully submits that such agreement is not required to be filed as an exhibit under Regulation S-K Item 601(b)(10). Pursuant to subsection (ii) of Regulation S-K Item 601(b)(10), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence, including any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Bailment Agreement was made in the ordinary course of business and is of the type ordinarily accompanying the kind of business conducted by the Company (i.e., intellectual property licensing). Further, the Company’s business is not “substantially dependent” upon the Bailment Agreement. The purpose of the Bailment Agreement was to give the Company access, on a non-exclusive basis, to a human prostate cancer cell line that had been genetically engineered to overexpress the androgen receptor, thus mimicking prostate cancer that has entered the castration-resistant state. The cell line was used for preclinical experiments to determine which molecule from the family of molecules covered by the UCLA License Agreement that the Company would elect to advance into clinical development. The Company used this cell line and selected MDV3100 as the molecule to advance into clinical development. The Company is no longer using the cell line, and has no ongoing financial obligations with respect to its prior use of the cell line (apart from the financial obligations contained in the UCLA License Agreement). Accordingly, the Company has concluded that the Bailment Agreement is not required to be filed as an exhibit pursuant to Regulation S-K Item 601(b)(10)(ii)(B). In addition to the statutory analysis under Item 601(b)(10) of Regulation S-K, the Company also respectfully submits that, for the reasons stated above, filing the Bailment Agreement would not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities.

Securities and Exchange Commission

July 22, 2010

Page Three

Finally, the Company acknowledges its obligation to regularly review each of its intellectual property licensing agreements and other similar arrangements to evaluate their materiality, and file any such agreement as an exhibit if at any time the Company determines it has become material and is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and the Use of Estimates

Research and development expenses, page 44

2.	Please revise your disclosure relating to your development of MDV3100 to state the nature, timing and estimated costs of the efforts necessary to complete this project.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it cannot predict whether or when regulatory approval will be obtained for MDV3100, dimebon or any product candidate that either the Company or its current or potential future corporate partners plan to develop. It generally takes many years to satisfy regulatory requirements, and there is a high degree of uncertainty as to when and if a product candidate will be approved for commercial sale. The length of time required for clinical development can vary substantially as a result of multiple factors such as regulatory requirements, clinical trial design and the ability to enroll appropriate patients, the requirement to undertake additional unanticipated clinical trials during the development process, and decisions to develop a product candidate for subsequent indications. These factors prevent the Company from reasonably estimating the timing and total costs to complete the development of any of its product candidates, including MDV3100. To date, the Company has not completed development of any of its product candidates and does not expect that any of its present or future product candidates will be commercially available for a number of years, if at all.

In response to the Staff’s comment, the Company proposes adding additional disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Research and Development Expense” in the Company’s future annual reports on Form 10-K and quarterly reports on Form 10-Q, commencing with the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2010, in substantially the following form (with any appropriate updates to reflect future events or circumstances):

“The research and development of each of dimebon and MDV3100 will be completed upon the earlier to occur of the following two events: (1) receipt of regulatory approvals to market the applicable product candidate for all indications for which we and our corporate partners seek such approvals or (2) our decision to abandon development of the applicable product candidate.

In order to obtain the necessary regulatory approvals, we will need to establish to the satisfaction of the applicable regulatory authorities in the United States,

Securities and Exchange Commission

July 22, 2010

Page Four

Europe and other relevant countries that the applicable product candidate is both safe and effective for each of its intended indications. The process of conducting the preclinical and clinical testing required to establish safety and efficacy and obtain regulatory approvals is expensive, uncertain and takes many years. We are not able to reasonably estimate the time or cost required to obtain such regulatory approvals, and failure to receive the necessary regulatory approvals would prevent us from commercializing the product candidates affected. The length of time required for clinical development of a particular product candidate and our development costs for that product candidate may be impacted by the scope and timing of enrollment in clinical trials for the product candidate, unanticipated additional clinical trials that may be required, future decisions to develop a product candidate for subsequent indications, and whether in the future we decide to pursue development of the product candidate with a corporate partner or independently. For example, each of dimebon and MDV3100 may have the potential to be approved for multiple indications, and we do not yet know how many of those indications we and our corporate partners will pursue. The decision to pursue regulatory approval for subsequent indications will depend on several variables outside of our control, including the strength of the data generated in our prior and ongoing clinical studies and the willingness of our corporate partners to jointly fund such additional work. Furthermore, the scope and number of clinical studies required to obtain regulatory approval for each pursued indication is subject to the input of the applicable regulatory authorities, we have not yet sought such input for all potential indications that we and our corporate partners may elect to pursue, and even after having obtained such input applicable regulatory authorities may subsequently require additional clinical studies prior to granting regulatory approval based on new data generated by us or other companies, or for other reasons outside of our control. Moreover, we or our current or potential future corporate partners may decide to discontinue development of any development project at any time for regulatory, commercial, scientific or other reasons. To date, we have not commercialized any of our product candidates and in fact may never do so.”

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(i) Revenue Recognition

Upfront Payments, page 71

3.	Please disclose why, under your proportional performance model, the straight-line method appropriately reflects revenue recognized each period. Also, disclose how you determine proportional performance. In addition, please tell us how you considered your obligations under the joint committees in determining the performance period.

Securities and Exchange Commission

July 22, 2010

Page Five

Response:

In response to the Staff’s comment, the Company respectfully directs the Staff to the January 26, 2009 letter from the Company to the Office of the Chief Accountant seeking concurrence on the accounting treatment of the Company’s collaboration with Pfizer Inc, and the February 19, 2009 letter from the Company to Mr. Brian Fields of the Office of the Chief Accountant confirming the agreement reached between the Staff and the Company on that topic. Copies of both letters were provided to Mr. James Peklenk by email on July 16, 2010 per his request. While those letters pertain solely to the collaboration agreement with Pfizer, the analysis therein applies equally to the Company’s subsequent collaboration agreement with Astellas Pharma Inc.

The method the Company is using to amortize revenue associated with the up-front payments under its collaborations is the straight-line method, for the reasons set forth on pages 19-20 of the January 26, 2009 letter from the Company. In response to the Staff’s comment, the Company will remove references to the “proportional performance model” from its future filings, as the Company’s model in fact is not a proportional performance model.

The Company’s analysis of its right to participate in joint committees under its collaborations is set forth at pages 14-15 of the January 26, 2009 letter, and was concurred in by the Staff as reflected in the February 19, 2009 confirmatory letter from the Company.

Milestone Payments, page 71

4.	For a contingent payment triggered by events that does not constitute a substantive milestone where the triggering event occurs during the applicable performance period, disclose why, at the date of the triggering event, you do not recognize a portion of the revenue related to performance prior to the triggering event.

Response:

The Company concurs with the Staff that, when recognizing revenue triggered by contingent events that occur within the performance period but do not constitute substantive milestones, the revenue will be amortized across the entire performance period, including the period occurring prior to the triggering event, and that there will be a “catch-up” in revenue recognition in the period in which the triggering event occurs. The Company respectfully notes that no such event has occurred at the Company to date. However, in response to the Staff’s comment, commencing with the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2010, the Company will enhance its disclosure in its future filings regarding revenue recognition for milestone payments accordingly.

Securities and Exchange Commission

July 22, 2010

Page Six

Schedule 14A

General

5.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company respectfully advises the Staff that it did not include disclosure under Item 402(s) of Regulation S-K because, for the reasons stated below, the Company does not believe that risks arising from the Company’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company. The Company reached this disclosure conclusion in connection with the preparation of the Proxy Statement after consideration of each element of its compensation program and an analysis of whether that element (individually or collectively) would incent Company employees to undertake unnecessary or excessive risks.

As noted in the Proxy Statement, the Company’s compensation program consists of three primary elements: (1) base salary; (2) annual incentive bonus program; and (3) equity compensation. This structure, which the Company believes is appropriately balanced between long-term and short-term compensation (and is benchmarked against the Company’s applicable peer group), is the same for all employees in the Company.

Base salary is a fixed amount, determined each year by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) by reference to an analysis of compensation paid by peer group companies. Because there is no variable element to this compensation, base salary provides a level of assured cash compensation that minimizes incentive for risk taking behavior.

Our annual incentive bonus program is based primarily on achievement of a number pre-specified corporate objectives approved by the Board of Directors (thereby diversifying the risks associated with the pursuit of any single element of performance) and to a much smaller degree on a general assessment of each individual’s personal performance. Because Medivation is a pharmaceutical development company with no currently approved products, the Company’s corporate objectives pertain primarily to achievement of milestones that advance the development of its product candidates. For example, the corporate objectives that were material to the Compensation Committee’s decision regarding 2009 bonus levels involved completion of enrollment in a Phase 3 clinical trial, initiation of five new Phase 3 clinical trials, and the successful completion of a corporate partnership for the Company’s MDV3100 product candidate. Achievement of each of these events promotes long-term value. While it is certainly true that pharmaceutical development is a high risk business, and that the failure of any of the Company’s clinical programs could ultimately have a material adverse effect on the Company that would offset this value in whole or in part, in the Company’s judgment that is a general risk of its industry as opposed to a specific risk of the Company’s compensation structure. All of the development programs that form the basis of the

Securities and Exchange Commission

July 22, 2010

Page Seven

Company’s corporate performance objectives have been approved by the Board of Directors and indirectly agreed to by the Company’s corporate partners. Achievement of each of the corporate objectives with respect to those programs advances the applicable program one step closer to the ultimate goals of regulatory approval and commercial acceptance, which the Company believes mitigates undue incentive to pursue short-term performance at the expense of long-term stockholder value. Thus, the Company believes that its bonus structure is appropriately designed to incent employees to achieve objectives that are in the long-term best interest of the Company.

The Company’s equity compensation is based almost exclusively on stock options. The value of options to be granted is benchmarked by reference to the Company’s peer group companies. All options are granted with an exercise price equal to fair market value on the grant date, and vest over a four-year period with a one-year cliff. This structure is designed to ensure that employees benefit from equity grants only to the extent that long-term value is generated for the Company. Because the value employees realize from such compensation is directly correlated with the duration of their employment at the Company and increases in the market price of the Company’s stock price over a period of several years, this equity compensation element aligns employee interests with those of the Company’s stockholders and mitigates incentive for short-term risk taking behavior.

The Company also considered the risk that the variable elements of its compensation structure (annual incentive bonus and equity grants) may produce an incentive for individuals to take inappropriate actions to produce positive, short-term developments that may trigger bonus payouts and/or stock price appreciation. Given the strong professional integrity of the Company’s workforce, the highly regulated nature of the Company’s industry, the Company’s stringently enforced policy of ethical business conduct and quality assurance procedures, and the fact that achievement of the Company’s corporate performance objectives involves the active participation of third parties (patients, clinical investigators, regulators, corporate partners, etc.) over whom the Company has no control, the Company did not consider this risk to be material.

Where applicable in future filings, the Company will provide appropriate disclosures pursuant to Item 402(s) of Regulation S-K if the Company determines that the risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

Compensation Discussion and Analysis

2009 Compensation for Named Executive Officers, page 28

6.	We note that bonuses and option awards were based upon the Compensation Committee’s consideration of each executive’s performance and personal contribution to the company’s achievement of the corporate objectives for the fiscal year. The Compensation Discussion and Analysis does not disclose how the Compensation Committee determined each executive officer’s performance or contribution to the achievement of your corporate objectives or how the bonuses and option awards were allocated. Please provide the following:

•	A more detailed specific description and quantification of the contribution to achievement of corporate objectives for each named executive officer; and

Securities and Exchange Commission

July 22, 2010

Page Eight

•	A discussion of how the level of contribution to achievement of corporate objectives or other goals or objectives affected the actual bonus and stock awards granted.

To the extent that these criteria are quantifiable, you should provide quantitative disclosure.

Response:

In response to the Staff’s comment, the Company respectfully notes that, as stated on page 25 of the Proxy Statement, in determining the bonus awards for the Company’s executive officers, “the primary criterion is the extent to which the pre-defined corporate objectives for that year have been achieved…. [T]he Compensation Committee may also consider as a secondary factor its general, subjective assessment of the executive officer’s performance during the year and the executive officer’s contributions to the achievement of our corporate objectives for the year. In this regard, although our non-executive employees are assigned pre-defined individual performance objectives, our executive officers are not, reflecting the Compensation Committee’s determination that each of our executive officers is responsible for achieving all of our corporate objectives for the year.” Accordingly, any bonus award determination is based principally on an assessment of the extent to which the Company’s corporate objectives were achieved and secondarily, if applicable, the Compensation Committee’s general subjective assessment of individual performance and contribution levels.

With respect to 2009 bonus awards, as noted in page 29 of the Proxy Statement, the Compensation Committee approved 2009 bonuses generally at 150% of the targeted levels based on the extraordinary achievement of the Company’s 2009 corporate objectives, and from that point adjusted awards up or down from the 150% level “based on the Compensation Committee’s subjective assessment…of the individual named executive officer’s performance during 2009 and the named executive officer’s contributions to the achievement of our corporate objectives for 2009.” The Company further noted that “[t]he Compensation Committee’s subjective assessment was not quantified or formulaic, and simply reflected the Compensation Committee’s general view of individual performance and contribution levels.” The Company also provided a table indicating, for each named executive officer, both the dollar amount of the bonus as well as the bonus award as a percentage of target, which table was intended to convey the Compensation Committee’s assessment that Drs. Hung and Seely were most directly responsible for achievement of the Company’s corporate objectives (since Drs. Hung and Seely received the highest bonus awards as a percentage of target). With respect to Mr. Machado’s bonus award being below the 150% level, the Compensation Committee determined to reduce Mr. Machado’s bonus award downward to 132% of target based on a subjective assessment of Mr. Machado’s performance unrelated to the achievement of corporate performance objectives. Because (i) the bonus awards were based principally on the level of achievement of corporate objectives, (ii) adjustments from the “baseline” 150% level were based purely on subjective assessments by the Compensation Committee that were not formulaic or quantifiable, and (iii) how the Compensation Committee’s subjective determinations

Securities and Exchange Commission

July 22, 2010

Page Nine

translated into final bonus decisions was discernable by reference to the information in the table on page 29 of the Proxy Statement (specifically, each bonus award as a percentage of target), the Company believes that it has adequately disclosed how the Compensation Committee determined bonus awards for 2009.

With respect to the levels of equity awards for 2009, as noted on page 30 of the Proxy Statement, the Compensation Committee first relied on peer group compensation data to target stock option awards at a level that would result in total compensation (base salary, bonus and level of equity awards) for the Company’s named executive officers at or around the 75th percentile of the Company’s peer group. The Compensation Committee then determined to award stock options at a level above the targeted peer group data level (as disclosed on page 30 of the Proxy Statement), reflecting, as with bonus awards, the Compensation Committee’s subjective assessment of the individual named executive officer’s performance during 2009 and the named executive officer’s contributions to the Company’s extraordinary achievements during 2009. Accordingly, as with bonus awards, Dr. Hung’s and Dr. Seely’s equity awards reflect the Compensation Committee’s subjective assessment that Drs. Hung and Seely were most directly responsible for achievement of the Company’s corporate objectives, and Mr. Machado’s equity award, being lower than the equity award granted to each of Dr. Seely and Mr. Palekar (note that the portion of the equity award allocable to benchmarking was the same for each of Dr. Seely and Messrs. Machado and Palekar), was based on the Committee’s subjective assessment of Mr. Machado’s performance unrelated to the achievement of corporate performance objectives. The Company also provided a table with footnote disclosure on page 30 of the Proxy Statement to specifically provide information to stockholders with respect the portion of the total equity award that was allocable to the benchmarking process and the portion allocable to the Compensation Committee’s subjective determinations. As with bonus awards, the Compensation Committee’s subjective determinations were not quantified or formulaic, and simply reflected the Compensation Committee’s general view of individual performance and contribution levels.

In response to the Staff’s comment, commencing with the Company’s proxy statement in connection with its 2011 annual meeting of stockholders, the Company will enhance the disclosure in the Compensation Discussion and Analysis portion of its proxy statement to more specifically describe individual contributions and performance (including, if applicable, quantitative disclosure), to the extent such contributions and performance are relevant in establishing bonus and equity awards for the Company’s named executive officers.

* * * * *

Securities and Exchange Commission

July 22, 2010

Page Ten

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 415-829-4101 if you have any questions or would like additional information regarding these matters. In this regard, please note that I will be out of the office until Wednesday, August 4, 2010. During my absence, please direct any inquiries to either Kenn Guernsey (415-693-2091) or Chad Mills at (650-843-5654) of Cooley LLP, counsel to the Company. Likewise, please address any additional written comments to Kenn Guernsey of Cooley LLP via facsimile at 415-693-2222.

Sincerely,

/s/ C. Patrick Machado
C. Patrick Machado
Chief Business Officer and Chief Financial Officer
Medivation, Inc.

cc:	David T. Hung, M.D., President and Chief Executive Officer
Kenneth L. Guernsey, Esq., Cooley LLP
Chadwick L. Mills, Esq., Cooley LLP
Adrian Beamish, PricewaterhouseCoopers LLP